FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2 Date of Material Change

June 19, 2007

Item 3 News Release

The press release attached as Schedule A was released over Canada NewsWire on June 19, 2007.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Russell C. Barwick
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9 Date of Report

June 19, 2007

Gammon Gold Inc.
1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammongoldcom
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, June 19, 2007

Gammon Lake Announces Name Change to Gammon Gold Inc.

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) is pleased to announce that it has formally changed its corporate name to Gammon Gold Inc. The change in corporate name was approved by shareholders at the Corporation's Annual and Special Shareholders' Meeting on June 6, 2007. At open of business today, the Corporation's Common Shares began trading on the TSX and AMEX under the new name.

"We are proud of our Gammon Lake roots but Gammon Gold Inc. far better describes the strategic focus and direction of our Company" commented Russell Barwick, Gammon's CEO. "We are an emerging gold and silver producer with a large reserve and resource base, with significant and exciting organic growth potential within our existing properties."

About Gammon Gold Inc.

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company's flagship Ocampo Project achieved commercial production in January 2007. Gammon Gold remains 100% unhedged and is targeting an annual production run rate of 400,000 gold equivalent ounces (200,000 ounces of gold and 10-million ounces of silver) by the end of 2007 from the Company's Ocampo and El Cubo Mines.

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Russell Barwick	Glenn Hynes
Chief Executive Officer	Chief Financial Officer
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United State Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold's Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold's Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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